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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 14D-9
                             (Amendment No. 2)

             Solicitation/Recommendation Statement Pursuant to
          Section 14(d)(4) of the Securities Exchange Act of 1934



                          PRUDENTIAL REALTY TRUST
                         (Name of Subject Company)




                          PRUDENTIAL REALTY TRUST
                    (Name of Person(s) Filing Statement)


           CAPITAL SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01
                       (Title of Class of Securities)


                                74435P-20-3
                   (CUSIP Number of Class of Securities)


                         Donna M. Dellechiaie, Esq.
                         Associate Regional Counsel
                          Prudential Realty Group
                              3 Gateway Center
                      100 Mulberry Street, 14th Floor
                       Newark, New Jersey  07102-4077
                               (201) 802-5412

 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)


                                  Copy to:

                           Michael M. Maney, Esq.
                            Sullivan & Cromwell
                              125 Broad Street
                         New York, New York  10004
                               (212) 558-4000
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            This Amendment No. 2 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, dated May 31, 1995, as amended (the "Schedule 14D-9"), filed by Prudential Realty Trust, a Massachusetts business trust (the "Trust"), relating to the tender offer disclosed in the Schedule 14D-1, dated May 17, 1995, as amended (the "Schedule 14D-1"), of the bidder, Black Bear Realty, Ltd., a newly formed Ohio limited liability company (the "Bidder"), of which Richard M. Osborne is the sole managing member, to purchase all of the outstanding Capital Shares of the Trust upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 1995, as amended, and the related Letter of Transmittal (together, the "Offer"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.


Item 8.     Additional Information to be Furnished.

            Item 8 is hereby amended and supplemented by adding thereto the following:

            (b)(3)  Intervention by Holders of Income Shares.

            On June 16, 1995, Philip V. Oppenheimer, General Partner of the
P. Oppenheimer Investment Partnership, L.P. ("Oppenheimer"), and the IRA of Mark Close (together with Oppenheimer, the "Intervenors") filed a motion to intervene in the Superior Court Action as defendants and class representatives of the putative defendant class of owners of Income Shares (excluding from the class Mr. Osborne, Robert G. Stern, the Bidder, Turkey Vulture Fund XIII, Ltd. and their respective affiliates and relatives). On June 16, 1995, the Intervenors also filed an answer and class action counterclaim relating to the Superior Court Action (the "Intervenors Counterclaim"). In the Intervenors Counterclaim, the Intervenors seek the Court to enter an order and judgment: (1) declaring that an affirmative vote of 75% of the outstanding Income Shares and an affirmative vote of 75% of the outstanding Capital Shares, each voting separately as a class, is required to effectuate the Proposed Merger; (2) declaring that under the present factual circumstances, under the Declaration, all of the proceeds from the sale of the Trust's assets must be distributed to the holders of Income Shares until the holders of Income Shares have received up to $8.00 per Income Share in distributions from the sale of the Trust's real estate holdings; (3) declaring that the holders of Capital Shares cannot receive any equity in a new entity into which the Trust is merged, at the expense of the holders of Income Shares, unless the value of the Trust's net assets exceeds $8.00 times the number of Income Shares outstanding at the time of the merger; (4) awarding the Intervenors their reasonable attorneys' fees and costs in this action; and (5) granting the Intervenors such other relief as may be appropriate.

            On June 20, 1995, the Intervenors filed a similar motion to intervene in the Probate Action, and filed an answer and class action counterclaim seeking the same relief enumerated above.

            (d) Special Meeting. On June 14, 1995, Richard M. Osborne sent a letter to Jeffrey L. Danker, President of the Trust (the "June 14 Letter"), regarding a special meeting of the Trust's shareholders for the following stated purposes: (1) to have a vote of the shareholders directing the Trustees to rescind the plan of liquidation of the Trust; and (2) to have a vote of the shareholders to instruct the Trustees to declare null and void the agreement to sell real estate to Security Capital Industrial Trust and any and all agreements to sell assets of the Trust. On June 23, 1995, Jeffrey L. Danker, President of the Trust, sent a letter to Mr. Osborne and Turkey Vulture Fund XIII, Ltd. replying to the June 14 Letter (the "June 23 Letter"). The June 23 Letter stated that following a careful review of the Trust's Declaration of Trust (the "Declaration") and the Trustees' Regulations

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(the "Regulations") by the Trustees and counsel to the Trust, the Trustees concluded that the purposes of the meeting as stated in the June 14 Letter are not purposes permitted by the Declaration or the Regulations, nor are they purposes upon which the shareholders can lawfully act under applicable law. As such, the Trustees also concluded that the chief executive officer of the Trust has no duty to call such a meeting pursuant to the Declaration and the chief executive officer of the Trust declined to call such a special meeting.

            A form of press release announcing the Trust's response to the June 14 Letter and a copy of the June 23 Letter are filed as Exhibits 15 and 16 hereto, respectively, and are incorporated herein by reference.

Item 9.     Material to be Filed as Exhibits.

            Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit 15 --     Form of Press Release, dated June 23, 1995.

Exhibit 16 --     Letter of June 23, 1995 from Jeffrey L. Danker, President
                  of the Trust, to Richard M. Osborne and Turkey Vulture
                  Fund XIII, Ltd.

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                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 1995


                                    PRUDENTIAL REALTY TRUST



                                    By:   /s/ Jeffrey L. Danker

                                        Name:  Jeffrey L. Danker
                                        Title:  President